PreSend Inc   **93-3680293**

INCOME
Total income... 0

DEDUCTIONS
Total deductions.. 0

TAXABLE INCOME
Taxable income.. 0

TAX COMPUTATION
Income tax.. 0

Total tax... 0

PAYMENTS AND CREDITS
Total payments and credits.. 0

REFUND OR AMOUNT DUE
Overpayment... 0

Tax due... 0

SCHEDULE L
Beginning Assets.. 2,219,454
Beginning Liabilities & Equity.. 2,219,454

Ending Assets... 2,219,454
Ending Liabilities & Equity... 2,219,454

TAX RATES
Marginal tax rate... 0.0%

PreSend Inc 93-3680293

ENDING ASSETS		
Cash		14,253
Other current assets		2,105,930
Intangible assets	99,271	
Less: Accumulated amortization	(0)	99,271
Total Assets		2,219,454
ENDING LIABILITIES & EQUITY		
Short term notes payable		254,775
Other liabilities		2,029,169
Additional paid-in capital		68,603
Unappropriated retained earnings		-133,093
Total Liabilities and Equity		2,219,454

PreSend Inc

FEDERAL TAXABLE INCOME
    Federal taxable income... 0

ENTIRE NET INCOME
    Entire net income.. 0

TAX AND PAYMENTS
    Delaware taxable income.. 0
    Tax.. 0
    Total payments and credits.. 0

TAX RATES
    Marginal tax rate... 0.0%